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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

AUG 3 1 2010

Washington, DC 110

SEC FILE NUMBER
8- 19318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox, Reusch & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Tri-State Building
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Meyers (513) 721-1331
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George W. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox, Reusch & Co., Inc., as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

PATRICIA A CRAMERDING
Notary Public, State of Ohio
My Commission Expires 11-23-2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Fox, Reusch & Co., Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Fox, Reusch & Co., Inc. as of June 30, 2010 and June 30, 2009, and the related statements of income (loss), changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox, Reusch & Co., Inc. as of June 30, 2010 and June 30, 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

July 30, 2010

Fox, Reusch & Co., Inc.

Statement of Financial Condition

Assets		**June 30, 2010**		**June 30, 2009**
Cash and cash equivalents	$	285,965	$	283,406
Cash segregated for the exclusive benefit of customers		39,764		39,576
Prepaid expenses		18		18
Securities owned		26,670		31,965
Deferred tax asset		56,885		46,359
Equipment, net of accumulated depreciation		4,878		8,063
Total Assets	$	414,180	$	409,387

Liabilities and Shareholders' Equity

Liabilities				
Accounts payable	$	3,849	$	9,067
Accrued expenses		159		161
Note payable - officer		100,000		100,000
Total Liabilities		104,008		109,228
Shareholders' Equity				
Common stock, no par value; 250 shares authorized; 52 shares issued and outstanding		52,000		52,000
Additional paid-in capital		275,000		225,000
Retained earnings		133,769		173,756
Total		460,769		450,756
Less 26.1 shares treasury stock		(150,597)		(150,597)
Total Shareholders' Equity		310,172		300,159
Total Liabilities and Shareholders' Equity	$	414,180	$	409,387

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statement of Income (Loss)

	June 30, 2010	June 30, 2009
Revenues		
Net gain on security transactions	$ 101,132	$ 155,722
Expense reimbursement from affiliated companies	103,910	46,100
Interest income	1,013	4,747
Other income	78	-
	206,133	206,569
Operating Expenses		
Employee compensation and benefits	155,121	201,883
Legal and professional	20,416	16,850
Communications	9,978	10,457
Occupancy and equipment rental	38,450	40,435
Promotional costs	2,866	4,602
Interest expense	5,079	5,068
Other operating expenses	24,736	34,249
Total operating expenses	256,646	313,544
Net Loss Before Income Tax Benefit	(50,513)	(106,975)
Income Tax Benefit	(10,526)	(16,426)
Net Loss	$ (39,987)	$ (90,549)

The accompanying notes are an integral part of these financial statements

Fox, Reusch & Co., Inc.

Statement of Changes in Shareholders' Equity
For the Years Ended June 30, 2010
and June 30, 2009

	Common Stock	Additional Paid-In-Capital	Retained Earnings	Treasury Stock
Balance June 30, 2008	$ 52,000	$ 225,000	$ 264,305	$ 150,597
Net Loss			(90,549)	
Balance June 30, 2009	$ 52,000	$ 225,000	$ 173,756	$ 150,597
Additional capital contribution		50,000		
Net Loss			(39,987)	
Balance June 30, 2010	$ 52,000	$ 275,000	$ 133,769	$ 150,597

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Statement of Cash Flows

	June 30, 2010	June 30, 2009
Operating Activities		
Net Loss	$ (39,987)	$ (90,549)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	3,185	3,185
Deferred income taxes	(10,526)	(16,426)
Changes in operating assets and liabilities:		
Cash segregated for the exclusive benefit of customers	(188)	(506)
Prepaid expense	-	1,199
Securities owned	5,295	7,860
Accounts payable	(5,218)	2,382
Accrued expenses and other current liabilities	(2)	(3)
Net Cash Used in Operating Activities	(47,441)	(92,858)
Investing Activities		
Purchases of equipment	-	(5,000)
Net Cash Used In Investing Activities	-	(5,000)
Financing Activities		
Additional capital contributions	50,000	-
Net Cash Provided By Financing Activities	50,000	-
Increase (Decrease) in Cash and Cash Equivalents	2,559	(97,858)
Cash and Cash Equivalents at Beginning of Year	283,406	381,264
Cash and Cash Equivalents at End of Year	$ 285,965	$ 283,406

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2009

Subordinated borrowings at July 1, 2009	$ 100,000
Increases:	
Issuance of subordinated note	-
Subordinated borrowings as of June 30, 2010	$ 100,000

The accompanying notes are an integral part of these financial statements.

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2010

Note 1 - Significant Accounting Policies

Description of Business
Fox, Reusch & Co., Inc. (the "Company"), an Ohio Corporation, provides brokerage services specializing in the trading of municipal securities.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Security transactions and related revenue and expense are recognized based on trade date basis, regardless of when the transactions are settled.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows
Cash equivalents consist of demand deposits held by banks. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item. The Company paid interest of $5,079 and $5,068 during the year ended June 30, 2010 and June 30, 2009 respectively. The Company did not pay any income taxes during the year ended June 30, 2010 or June 30, 2009.

Securities Owned
Securities owned are valued using quoted market values observed in an active market. The resulting differences between cost and market are included in income. These mark to market losses during the years ended June 30, 2010 and June 30, 2009 were $5,295 and $7,860 respectively and is included under the caption "Net gain on security transactions."

Subsequent Events
Management has evaluated potential subsequent events through August 6, 2010, which is the date the audited financial statements were issued.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $39,764 and $39,576 as of June 30, 2010 and June 30, 2009 respectively has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Concentrations

Cash deposits at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company maintained cash balances in excess of $250,000, which approximated $35,965 at June 30, 2010.

Note 4 – Securities Owned

Securities owned consist of trading securities at quoted market value. Following is a summary of the investment as of June 30:

	2010	2009
Corporate Stocks	$ 26,670	$ 31,965

Note 5 – Income Taxes

The Company files annual tax returns based on calendar year income rather than book income which is reported on a fiscal year basis. Accrued income taxes represent an estimate of taxes due on income for the six months ended June 30, 2010 plus any balances due from previously filed returns. Temporary differences giving rise to the deferred tax asset of $56,885 and $46,359 as of June 30, 2010 and June 30, 2009 respectively consists of unused federal net operating loss carryforwards of $346,105 and $283,430 respectively that may be applied against future taxable income and that expire in the years 2024 through 2030 and unused local net operating loss carryforwards of $306,403 and $403,612 respectively that expire in the years 2010 through 2015. The deferred tax asset was reduced by a $500 and $3,360 valuation allowance as of June 30, 2010 and June 30 2009 respectively. The valuation allowance decreased by $2,860 during the year ended June 30, 2010. Management believes the valuation allowance is necessary due to a short carryforward period for local income tax. The allocation of income tax expenses (benefits) is as follows for the year ended June 30:

	2010	2009
Current Local	$ -	$ -
Current Federal	-	-
Deferred Local, net of valuation allowance	(818)	(3,016)
Deferred Federal	(9,708)	(13,410)
	$ (10,526)	$ (16,426)

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2010

Note 6 – Note Payable – Officer

The Company has borrowed $100,000 from its majority shareholder. This note is subordinated to the claims of general creditors and matures on December 30, 2016. Interest is payable at the rate of 5% per year.

Note 7 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ending June 30	
2011	5,905

Rental expenses for the years ended in 2010 and 2009 were $38,450 and $40,435 respectively.

Note 8 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On June 30, 2010, the Company had net capital of $344,390, which was $94,390 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 1.2%.

Note 9 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1
There were a few reconciling items between the June 30, 2010 unaudited Focus report and this report. The net effect on net capital was a decrease of $2.

Net capital as reported on the unaudited Focus report of June 30, 2010	$ 344,392
Increase in shareholders' equity as a result of post-Focus accrual adjustments	10,525
Increase in non-allowable assets as a result of post-Focus accrual adjustments	(10,526)
Increase in securities haircuts	(1)
Net Capital as Audited	$ 344,390

Fox, Reusch & Co., Inc.

Notes to Financial Statements
June 30, 2010

Note 10 – Financial Instruments with Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading, brokerage and clearing activities serving a diverse group of institutional and individual investors and other brokers and dealers. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of its clients. The Company's exposure to credit risk associated with nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the client's ability to satisfy their obligations to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 11 – Related Party Transactions

A substantial portion of the Company's revenues are derived from related individuals and from entities partially owned and managed by related individuals. During the year ended June 30, 2010, and June 30, 2009, security sales to related individuals and entities were over 75% and 95% respectively of all security sales. In addition, certain overhead costs of the Company are reimbursed by these affiliated entities. The reimbursement of overhead costs amounted to $103,910 and $46,100 in the year ended June 30, 2010 and June 30, 2009 respectively.

Fox, Reusch & Co., Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
June 30, 2010

Net Capital		
Shareholders' equity		$ 310,172
Add: Subordinated loan		100,000
Less: Nonallowable assets		61,781
Net capital before haircuts on securities positions		348,391
Haircuts on securities:		
Stocks and warrants	4,001	
Undue concentrations	-	(4,001)
Net capital		$ 344,390
Aggregate Indebtedness		$ 4,008
Net capital required based on aggregate indebtedness		$ 267
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)		$ 250,000
Excess Net Capital		$ 94,390
Net Capital Less Greator of 10% of Total Aggregate Indebtedness on 120% of Minimum Dollar Net Capital Requirement		$ 44,390
Percentage of Aggregate Indebtedness to Net Capital		1.2%

Fox, Reusch & Co., Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2010

Credit Balances	$ -
Debit Balances	$ -
Amount Required to Be on Deposit in Reserve Bank Account	$ -
Amount Held on Deposit in Reserve Bank Account	$ 39,764

Note - No material difference exists between the above schedule which is based on the accompanying financial statements and the unaudited schedule filed in Part II of the FOCUS report.

Fox, Reusch & Co., Inc.

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
June 30, 2010

Market Value and Number of Items of:

1	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ None
	Number of items:	None
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
	Number of items:	None


Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Fox, Reusch & Co., Inc.

In planning and performing our audit of the financial statements of Fox, Reusch & Co., Inc. as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Fox, Reusch & Co., Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a significant deficiency related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
July 30, 2010